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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PICTET OVERSEAS INC.**

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montreal	Quebec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parsons / Edite Das Neves — (514) 350-6263 / 6234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parsons / Edite Das Neves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PICTET OVERSEAS INC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

Co-President & COO / Assistant Vice President

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2009
(expressed in US dollars)

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 25, 2010

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the balance sheet of **Pictet Overseas Inc.** (the "company") as at December 31, 2009 and the statements of earnings and retained earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2009, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.

Balance Sheet

For the year ended December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Assets		
Current assets		
Cash and cash equivalents	606,986	271,712
Short-term deposits	13,772,328	7,303,594
Accounts receivable	100,329	58,415
Prepaid expenses	60,417	42,767
Income taxes recoverable	97,406	214,669
	14,637,466	7,891,157
Liabilities		
Current liabilities		
Accounts payable and accrued charges	224,379	111,398
Shareholder's Equity		
Capital stock (note 3)	10,000,000	5,000,000
Retained earnings	4,413,087	2,779,759
	14,413,087	7,779,759
	14,637,466	7,891,157

Approved by the Board of Directors

_______________ Director _______________ Director

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2009

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance at December 31, 2007	2,500,000	2,500,000	-	-	2,500,000	2,500,000	1,359,605	6,359,605
Net earnings	-	-	-	-	-	-	1,420,154	1,420,154
Balance at December 31, 2008	2,500,000	2,500,000	-	-	2,500,000	2,500,000	2,779,759	7,779,759
Share issuance	2,500,000	2,500,000	2,500,000	2,500,000	-	-	-	5,000,000
Net earnings	-	-	-	-	-	-	1,633,328	1,633,328
Balance at December 31, 2009	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,413,087	14,413,087

Pictet Overseas Inc.

Statement of Earnings and Retained Earnings

For the year ended December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Revenue		
Commissions earned	4,450,870	2,802,453
Foreign exchange market	461,726	-
Interest	40,765	181,363
Gain on sale of Boston Stock Exchange seat (note 6)	-	333,557
Other income (note 4)	-	830,396
	4,953,361	4,147,769
Expenses		
Salaries and related expenses	708,802	542,054
Professional fees	55,895	52,413
Commission reallowances	-	21,878
Insurance	4,200	3,365
General	48,628	34,426
Management fees	454,374	198,918
Referral fees	12,786	8,243
Stock exchange fees	976,560	706,337
Information services	65,852	51,825
Licences and software maintenance	549,703	385,394
Membership fees	60,718	34,733
Interest expense	29,995	46,278
Foreign exchange loss (gain)	(252,805)	352,965
	2,714,708	2,438,829
Earnings before income taxes	2,238,653	1,708,940
Provision for income taxes	605,325	288,786
Net earnings for the year	1,633,328	1,420,154
Retained earnings – Beginning of year	2,779,759	1,359,605
Retained earnings – End of year	4,413,087	2,779,759

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Cash flows from		
Operating activities		
Net earnings for the year	1,633,328	1,420,154
Item not affecting cash		
Gain on sale of Boston Stock Exchange seat (note 6)	-	(333,557)
	1,633,328	1,086,597
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	(41,914)	74,050
Increase in prepaid expenses	(17,650)	(42,767)
Decrease (increase) in income taxes recoverable	117,263	(210,082)
Increase (decrease) in accounts payable and accrued charges	112,981	(54,951)
	170,680	(233,750)
	1,804,008	852,847
Investing activities		
Acquisition of short-term deposits	(23,255,137)	(18,803,594)
Redemption of short-term deposits	16,786,403	17,500,000
Proceeds on sale of Boston Stock Exchange seat (note 6)	-	334,357
Refund of Boston Stock Exchange Clearing Fund deposit (note 6)	-	6,000
	(6,468,734)	(963,237)
Financing activities		
Proceeds from share issuance	5,000,000	-
Increase (decrease) in cash and cash equivalents during the year	335,274	(110,390)
Cash and cash equivalents – Beginning of year	271,712	382,102
Cash and cash equivalents – End of year	606,986	271,712
Supplementary information		
Interest paid	29,995	46,278
Income taxes paid	455,240	499,804

(expressed in US dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under the generally accepted accounting principles in the United States of America.

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

(expressed in US dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Capital stock

Authorized, unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2009 **$**	**2008** **$**
2,500,000 Class C preferred shares	2,500,000	-
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	2,500,000
	10,000,000	5,000,000

During the year, the company issued 2,500,000 Class C preferred shares for proceeds of $2,500,000 and issued an additional 2,500,000 Class A common shares for proceeds of $2,500,000.

(expressed in US dollars)

4 Other income

Other income for 2008 comprises $830,396 of compensating income as a result of an agreement between the company and Pictet et Cie.

5 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet et Cie.

The statement of earnings includes the following related party transactions:

	2009 $	2008 $
Revenue		
Commissions	3,507,173	2,602,226
Other income	-	830,396
Expenses		
Salaries and related expenses	675,607	489,077
Management fees	454,374	198,918
Stock exchange fees	9,525	5,425

Commissions are collected by Pictet et Cie or Pictet Canada L.P. at the settlement date and remitted to the company.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

6 Sale of Boston Stock Exchange seat

On October 2, 2007, the Nasdaq Stock Market ("NASDAQ") agreed to acquire the Boston Stock Exchange ("BSE") and its key assets, excluding the BSE's minority interest in the Boston Options Exchange ("BOX"). On December 31, 2008, the company received proceeds of US$197,037 from the BSE as redemption payment for its investment in the BSE.

On December 21, 2007, the BSE agreed to sell its minority ownership in BOX to the Montreal Exchange. On December 31, 2008, the company received proceeds of US$137,320 from NASDAQ OMX Group Inc. for the sale of its minority interest in BOX.

(expressed in US dollars)

The above proceeds totalling US$334,357 resulted in a gain on investment of US$333,557 (the company's investment in the BSE was previously carried at its original cost of US$800).

In addition, as a result of the above merger, the BSE Clearing Fund deposit in the amount of US$6,000 was collected from the BSE on November 7, 2008.

7 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its cash and cash equivalents, short-term deposits, accounts receivable and income taxes recoverable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2009 $	2008 $
Short-term deposits	13,772,328	7,303,594
Accounts receivable	100,329	58,415
Income taxes recoverable	97,406	214,669
Maximum exposure	13,970,063	7,576,678

The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

As at December 31, 2009 there are no amounts receivable in default and no provision for doubtful accounts has been recorded.

(expressed in US dollars)

Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have with maturities of up to twelve months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to twelve months.

The contractual terms to maturity of the financial liabilities owed by the company as at December 31, 2009 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank, with maturities of up to twelve months and are recorded at their market value.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rate risk as it is minimal.

The following table summarizes the financial instruments and their fair value at December 31, 2009:

Financial instrument	**Fair value $**	**Interest rate %**
Cash and cash equivalents	606,986	-
Short-term deposits	13,772,328	0.24

As at December 31, 2009, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $137,723 or a decrease of $33,053 respectively in net earnings.

(expressed in US dollars)

The following table summarizes the financial instruments and their fair value at December 31, 2008:

	Fair value $	**Interest rate %**
Cash and cash equivalents	271,712	-
Short-term deposits	7,303,594	1.65

As at December 31, 2008, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase or decrease of $73,036 respectively in net earnings.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2009 are as follows:

	US$	**CA$**	**Other $**
Cash	349,312	257,278	396
Short-term deposits	13,200,000	572,328	-
Accounts receivable	60,970	39,359	-
Income taxes recoverable	84,611	12,795	-
Accounts payable and accrued charges	(175,163)	(49,216)	-
	13,519,730	832,544	396

Based on the above net exposures as at December 31, 2009 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease and an increase in net earnings of $41,627 respectively.

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2008 are as follows:

	US$	**CA$**
Cash and cash equivalents	214,699	57,013
Short-term deposits	5,400,000	1,903,594
Accounts receivable	35,903	22,512
Income taxes recoverable	-	214,669
Accounts payable and accrued charges	(87,971)	(23,427)
	5,562,631	2,174,361

(expressed in US dollars)

Based on the above net exposures as at December 31, 2008 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase in net earnings of $108,718 respectively.

8 Capital management

The company's capital comprises capital stock and retained earnings.

The company is a member of the Financial Industry Regulatory Authority and as such is subject to the capital requirements (Rule 15c 3-1, the "Rule") of the Securities and Exchange Act of 1934 (the "Act"). This Rule prescribes, among other things, a minimum net capital of $100,000 and that "aggregate indebtedness" may not exceed 1,500% of "net capital", as those terms are defined by the Act.

The company's management monitors the capital of the company to ensure that the company has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2009, the company continued unchanged its 2008 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. At December 31, 2009, the company's aggregate indebtedness and net capital were $224,379 and $14,109,196 respectively (2008 – $111,398 and $7,373,583), giving a ratio of 1.6% (2008 – 1.5%).

Pictet Overseas Inc.

Schedule of Computation of Net Capital

As at December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Net Capital		
Capital stock	10,000,000	5,000,000
Retained earnings	4,413,087	2,779,759
	14,413,087	7,779,759
Accounts receivable less non-allowable assets	96,268	31,104
Prepaid expenses	60,417	42,767
Income taxes recoverable	97,406	214,669
Haircut on foreign currency	49,800	117,636
	303,891	406,176
	14,109,196	7,373,583
Aggregate Indebtedness		
Accounts payable and accrued charges	224,379	111,398
Ratio of Aggregate Indebtedness to Net Capital	1.6%	1.5%

Pictet Overseas Inc.

Supplementary Report on
Internal Accounting Control
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 25, 2010

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of
Pictet Overseas Inc.

As part of our audit of the financial statements of **Pictet Overseas Inc.** as at December 31, 2009 and for the year then ended on which we reported under date of February 25, 2010, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material inadequacies in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material inadequacy. For the purposes of this report, material inadequacy is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Pictet Overseas Inc. and the Financial Industry Regulatory Authority and is not to be used by any other party.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 25, 2010

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of Pictet Overseas Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Pictet Overseas Inc.** (the "company") as at December 31, 2009:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 25, 2010 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2009 and the schedule of computation of net capital as at December 31, 2009. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2009.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 25, 2010

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

The statement of changes in shareholder's equity is derived from the balance sheet and statement of earnings and retained earnings included in the complete financial statements of **Pictet Overseas Inc.** for the year ended December 31, 2009 on which we expressed an opinion without reservation in our report dated February 25, 2010. This statement of changes in shareholder's equity is the responsibility of management. Our responsibility is to ensure that this statement of changes in shareholder's equity is fairly summarized from the complete balance sheet and statement of earnings and retained earnings.

In our opinion, this statement of changes in shareholder's equity is fairly summarized, in all material respects, from the related balance sheet and statement of earnings and retained earnings included in the complete financial statements.

This statement of changes in shareholder's equity does not contain all the disclosures required by accounting principles generally accepted in the United States of America, including summarized information about the balance sheet and statements of earnings and retained earnings and cash flows, and accordingly may not be appropriate for certain users.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2009

	Common stock		Preferred stock					
	Number of Class A common shares	**Amount $**	**Number of Class C preferred shares**	**Amount $**	**Number of Class D preferred shares**	**Amount $**	**Retained earnings $**	**Total $**
Balance at December 31, 2007	2,500,000	2,500,000	-	-	2,500,000	2,500,000	1,359,605	6,359,605
Net earnings	-	-	-	-	-	-	1,420,154	1,420,154
Balance at December 31, 2008	2,500,000	2,500,000	-	-	2,500,000	2,500,000	2,779,759	7,779,759
Share issuance	2,500,000	2,500,000	2,500,000	2,500,000	-	-	-	5,000,000
Net earnings	-	-	-	-	-	-	1,633,328	1,633,328
Balance at December 31, 2009	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,413,087	14,413,087